TASEKO MINES LIMITED
Suite 300 – 905 West Pender Street
Vancouver, British Columbia V6C 1L6

INFORMATION CIRCULAR
as at May 5, 2009

This Information Circular is furnished in connection with the solicitation of proxies by the management of Taseko Mines Limited (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on June 16, 2009 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Taseko Mines Limited. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical (i.e. paper) form and actually registered in your name, then you are a registered shareholder. However, if like most shareholders you keep your shares in a brokerage account, then you are a beneficial shareholder and the manner for voting is different for registered and beneficial shareholders, so you need to carefully read the instructions below.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249- 7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our transfer agent, Computershare Investor Services Inc "Computershare". These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These security holder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares."

Notice to Shareholders in the United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada, and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. by fax within North America at 1-866-249-7775, outside North America at (416) 263- 9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares of the Company are listed for trading on the Toronto Stock Exchange (the “TSX”) and on the NYSE Amex (“Amex”). The board of directors (the “Board”) of the Company has fixed May 5, 2009 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of the date of the Record Date, there were 174,865,630 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, no person or corporation beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at May 5, 2009.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal period ended December 31, 2008, report of the auditor, related management discussion and analysis and annual information form will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authorities in British Columbia, Alberta, Saskatchewan, Ontario, Quebec and Nova Scotia. Copies of the documents may be obtained by a Shareholder upon request without charge from Investor Relations, Taseko Mines Limited, Suite 300 – 905 West Pender Street, Vancouver, British Columbia, V6C 1L6, telephone: 778-373-4533 or 1-800-667-2114. These documents are also available through the Internet on SEDAR at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of votes cast at the Meeting in respect of the appointment of the Company’s auditors is required to pass the resolution. If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation. Subject to the majority vote policy described below, which is only a policy under which an elected director will resign, the nine nominees receiving the highest number of votes are elected, even if a director only gets one vote.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently set at ten. The board proposes that the number of directors be decreased to nine. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at nine.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Majority Vote Policy

The Board of Directors has adopted a policy stipulating that if the votes in favour of the election of an individual director nominee at a meeting of shareholders represent less than the number voted “withhold”, the nominee will submit his or her resignation promptly after the Meeting for the consideration of the Nominating and Governance Committee. The Nominating and Governance Committee will make a recommendation to the Board of Directors after reviewing the matter, and the Board of Directors will then decide whether to accept or reject the resignation. The Board’s decision to accept or reject the resignation offer will be disclosed to the public. The nominee will not participate in any Nominating and Governance Committee deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

The following table sets out the names of management’s nine nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction. This information was supplied to the Company by insider reports available at www.sedi.ca as of the Record Date of May 5, 2009.

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
William P. Armstrong Director British Columbia, Canada	Since May 2006	10,000 Common Shares 226,000 Options(1)
David J. Copeland Director British Columbia, Canada	Since March 1994	990,045 Common Shares 251,0000 Options(2)
T. Barry Coughlan (10) Director British Columbia, Canada	Since February 2001	63,000 Common Shares 208,000 Options(3)
Scott D. Cousens Director British Columbia, Canada	Since October 1992	684,766 Common Shares 251,000 Options(4)
Robert A. Dickinson Director British Columbia, Canada	Since January 1991	315,600 Common Shares 251,000 Options(5)
David Elliott (11) Director British Columbia, Canada	Since July 2004	60,000 Common Shares 251,000 Options(6)

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
Russell E. Hallbauer President, Chief Executive Officer and Director British Columbia, Canada	Since July 2005	583,300 Common Shares 2,820,000 Options(7)
Wayne Kirk (12) Director Washington, USA	Since July 2004	50,000 Common Shares 251,000 Options(8)
Ronald W. Thiessen Chairman of the Board and Director British Columbia, Canada	Since October 1993	1,339,346 Common Shares 370,000 Options(9)

Notes:
1.

Mr. Armstrong holds options to purchase 100,000 Common Shares at an exercise price of $1.15 per Share expiring on January 12, 2014 and 126,000 Common Shares at an exercise price of $1.71 per Share expiring on April 21, 2014.

2.

Mr. Copeland holds options to purchase 50,000 Common Shares at an exercise price of $2.18 per Share expiring March 28, 2011, 100,000 Common Shares at an exercise price of $1.15 per Share expiring on January 12, 2014 and 101,000 Common Shares at an exercise price of $1.71 per Share expiring on April 21, 2014.

3.

Mr. Coughlan holds options to purchase 17,000 Common Shares at an exercise price of $2.18 per Share expiring March 28, 2011, 100,000 Common Shares at an exercise price of $1.15 per Share expiring on January 12, 2014 and 91,000 Common Shares at an exercise price of $1.71 per Share expiring on April 21, 2014.

4.

Mr. Cousens holds options to purchase 50,000 Common Shares at an exercise price of $2.18 per Share expiring March 28, 2011, 100,000 Common Shares at an exercise price of $1.15 per Share expiring on January 12, 2014 and 101,000 Common Shares at an exercise price of $1.71 per Share expiring on April 21, 2014.

5.

Mr. Dickinson holds options to purchase 50,000 Common Shares at an exercise price of $2.18 per Share expiring March 28, 2011, 100,000 Common Shares at an exercise price of $1.15 per Share expiring on January 12, 2014 and 101,000 Common Shares at an exercise price of $1.71 per Share expiring on April 21, 2014.

6.

Mr. Elliott holds options to purchase 50,000 Common Shares at an exercise price of $2.18 per Share expiring March 28, 2011, 100,000 Common Shares at an exercise price of $1.15 per Share expiring on January 12, 2014 and 101,000 Common Shares at an exercise price of $1.71 per Share expiring on April 21, 2014.

7.

Mr. Hallbauer holds options to purchase 780,000 Common Shares at an exercise price of $1.15 per Share expiring on September 28, 2010, 202,500 Common Shares at an exercise price of $1.00 per Share expiring December 10, 2013, 1,250,000 Common Shares at an exercise price of $1.15 per Share expiring on January 12, 2014 and 587,500 Common Shares at an exercise price of $1.71 per Share expiring on April 21, 2014.

8.

Mr. Kirk holds options to purchase 50,000 Common Shares at an exercise price of $2.18 per Share expiring March 28, 2011, 100,000 Common Shares at an exercise price of $1.15 per Share expiring on January 12, 2014 and 101,000 Common Shares at an exercise price of $1.71 per Share expiring on April 21, 2014.

9.

Mr. Thiessen holds options to purchase 75,000 Common Shares at an exercise price of $2.18 per Share expiring March 28, 2011, 125,000 Common Shares at an exercise price of $1.15 per Share expiring on January 12, 2014 and 170,000 Common Shares at an exercise price of $1.71 per Share expiring on April 21, 2014.

10.	Mr. Coughlan is the Chairman of the Compensation Committee.
11.	Mr. Elliott is the Chairman of the Audit Committee.
12.	Mr. Kirk is the Chairman of the Nominating and Governance Committee.

No director or officer of the Company is as of the date hereof, or has been within the 10 years before May 5, 2009, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer.

Several directors of the Company also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that as a consequence of his activity in the mineral industry and serving on such other boards that a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the directors of the Company and the directors of one or more such other companies (many of which are described herein) may also agree to allow joint participation on the Company’s properties or the properties of that other company. Accordingly, situations may arise in the ordinary course which involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Board of the Company, would be obliged to abstain from voting as a director of the Company in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of the Company.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

WILLIAM P. ARMSTRONG, P.Eng. – Director

Mr. Armstrong earned his Bachelors and Masters degrees in Geological Engineering from the University of British Columbia and has more than 45 years experience in the mining industry. He recently retired from Teck Cominco Ltd., where he was General Manager, Resource Evaluations, and responsible for the evaluation of potential acquisitions and divestitures. He was also responsible for the company’s mineral reserves and resources. During his career with Cominco Ltd., and Teck Cominco Ltd., Mr. Armstrong has been involved in feasibility studies, construction and operation of a large number of mines, including coal deposits, underground and open pit base metal mines and precious metal mines.

Mr. Armstrong is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	May 2006	Present
Compania Minera El Brocal	Director	January 2001	February 2007
Hansa Resources Ltd.	Director	August 2008	Present

DAVID J. COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc., a private company with certain directors in common with the Company, provides consulting services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	March 1994	Present

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
	President & CEO	January 2008	Present
Farallon Resources Ltd.	Director	December 1995	April 2009
Great Basin Gold Ltd.	Director	February 1994	March 2008
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present

T. BARRY COUGHLAN, BA – Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 2001	Present
Amarc Resources Ltd.	Director	February 2009	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Continental Minerals Corporation	Director	May 2006	December 2006
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Quadro Resources Ltd. (formerly Tri- Gold Resources Corp.)	President and Director	June 1986	Present

SCOTT D. COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Mr. Cousens has completed substantial financings and has established strong ties with North American, European and Asian investors. Mr. Cousens is also a director of and is employed by Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies, and focuses on directing corporate development and financing activities.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1992	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	November 2008

ROBERT A. DICKINSON, B.Sc., M.Sc. – Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for which Hunter Dickinson Services Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration –Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration for over 40 years. He is also a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private resource company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006

DAVID ELLIOTT, B.Comm., ICD.D, FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Currently, Mr. Elliott is a director and audit committee chairman of Northern Dynasty Minerals Ltd., Taseko Mines Limited, Anooraq Resources Corporation and Great Basin Gold Ltd.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present

RUSSELL E. HALLBAUER, P.Eng. – President, Chief Executive Officer and Director

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in British Columbia. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director, President and Chief Executive Officer	July 2005	Present
Northern Dynasty Minerals Ltd.	Director	April 2008	Present

WAYNE KIRK, LLB – Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 years of professional experience Mr. Kirk also has over 10 years of senior executive experience in the mining industry. Mr. Kirk is a citizen of the United States and is a resident of the state of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Gabriel Resources Ltd.	Director	June 2008	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present

RONALD W. THIESSEN, CA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by and a director of Hunter Dickinson Services Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief	September 2000	January 2006
Executive Officer
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Quadro Resources Ltd. (Tri-Gold Resources Corp.)	Director	July 1992	December 2006

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, of P.O. Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the Audit Committee. KPMG LLP has been auditor of the Company since November 19, 1999.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has adopted a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the “Manual”), most recently amended by the Board on August 14, 2007. The Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitor its business decisions, (ii) identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring of senior management and directors, and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. In addition, the Manual has written charters for each committee. Further, the Manual encourages but does not require continuing education for its directors and it contains a code of ethics and policies dealing with issuance of news releases and disclosure documents, as well as share trading black-out periods. A copy of the Manual is available for review at the Company’s website (www.tasekomines.com).

Composition of the Board of Directors

The applicable corporate governance policies require that the board of directors determine the status of each director as independent or not, based on each director’s interest in or other relationship with the corporation. The policies recommend that the board of directors have a majority of directors who qualify as independent directors (as defined below). The board of directors should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board, and the board should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Company’s policies allow for retention of independent advisors for board members when they consider it advisable.

Under the policies, an “independent” director is one who “has no direct or indirect material relationship” with the Company. Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could or could reasonably be expected to materially interfere with the exercise of the director’s independent judgement. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company’s external auditor. An individual who, or whose family member, is or has been within the last three years, an executive officer of an entity, where any of the Company’s current executive officers served at the same time on that entity’s compensation committee, is deemed to have a material relationship, as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board of the Company is proposing nine nominees for the office of director of whom four can be considered as “independent” directors. The “independent” nominees are T. Barry Coughlan, David Elliott, Wayne Kirk and William P. Armstrong. These nominees are considered independent by virtue of not being executive officers of the Company and having received no compensation other than in their role as directors. The non-independent directors (and the reasons for that status) are David Copeland (provides engineering services), Scott Cousens (provides capital finance and investor relations services), Robert Dickinson (Former Chairman and Co-Chairman of the Board and provides geological consulting services), Russell Hallbauer (President and Chief Executive Officer), and Ronald Thiessen (Chairman of the Board).

All directors other than Mr. Armstrong, serve together on boards of directors of other publicly traded companies affiliated with a private management company, Hunter Dickinson Services Inc. (“HDSI”). As described in the Company’s Annual Information Form, HDSI is a private company owned by several public resource companies, one of which is Taseko. HDSI employs some members of the executive management of the owner companies and HDSI in turn invoices the companies for their share of these executive services as well as other services, including geological, accounting and administrative services, on a cost recovery basis. Other than Mr. Hallbauer, none of the other directors of the Company devotes substantially full time efforts to the Company.

The Board has established a Nominating and Governance Committee to formalize the process of ensuring high calibre directors and proper director succession planning. The committee considered and recommended reelection of the current Board. This Committee consists of William P. Armstrong, T. Barry Coughlan, Russell Hallbauer and Wayne Kirk., a majority of whom are independent (see above). The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board is of the view that its communication policy between senior management, Board members and shareholders is good. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Committees of the Board of Directors

The governance policies suggest that (i) committees of the board of directors of a listed corporation generally be composed of at least a majority of independent directors, (ii) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the corporation’s approach to governance issues, (iii) under the audit committee instrument, the audit committee of every board of directors must be composed only of independent directors, and the role of the audit committee must be specifically defined and include the responsibility for overseeing management’s system of internal control, (iv) the audit committee have direct access to the corporation’s external auditor, and (v) the board of directors appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

As well as an Audit Committee, the Board also has a Compensation Committee, a Nominating and Governance Committee, an Investment Committee and an Executive Committee.

Compensation Committee

The Board has established a Compensation Committee consisting of William P. Armstrong, T. Barry Coughlan, and David Elliott. The Compensation Committee recommends compensation for the directors and Chief Executive Officer. See further disclosure under heading “Compensation of Executive Officers”. The charter for the Compensation Committee was most recently amended on August 14, 2007 and is included in the Manual. This charter is available for viewing at the Company’s website at www.tasekomines.com.

The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company’s executive officers and to the directors, to review the performance of the Company’s executive officers and to make recommendations on compensation to the Board.

The Compensation Committee periodically considers the grant of stock options. Options have been granted to the Chief Executive Officer taking into account competitive compensation factors and the belief that options help align the interests of the Chief Executive Officer with the interests of shareholders.

Nominating and Governance Committee

The Board has established a Nominating and Governance Committee consisting of William P. Armstrong, T. Barry Coughlan, Russell Hallbauer and Wayne Kirk. The charter for the Nominating and Governance Committee was most recently amended on August 14, 2007 and is included in the Manual. This charter is available for viewing at the Company’s website at www.tasekomines.com.

The Nominating and Governance Committee has been given the responsibility of developing and recommending to the Board, the Company’s approach to corporate governance and will assist members of the Board in carrying out their duties. The Nominating and Governance Committee will also review with management all new and modified rules and policies applicable to governance of the Company to assure that the Company remains in full compliance with such requirements.

The nominating function of the Nominating and Governance Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of a director of the Company. The Company has formal procedures for assessing and evaluating the effectiveness of board committees as well as the Board as a whole. This function is carried out annually by or under the supervision of the Nominating and Governance Committee, and those evaluations and assessments are then provided to the Board.

Investment Committee

The Board has established an Investment Committee consisting of William P. Armstrong, David Elliott, Russell Hallbauer and Wayne Kirk. The function of the Investment Committee is to review certain investment and/or financial transactions brought forth by management and to make recommendations to the Board.

Executive Committee

The Board has established an Executive Committee consisting of William P. Armstrong, Russell Hallbauer and Ronald W. Thiessen. The function of the Executive Committee is to review and authorize certain capital expenditures and to exercise certain of the Board’s powers in circumstances where the full Board cannot be convened on a timely basis.

Board Decisions

Good governance policies require the board of directors of a listed corporation, together with its chief executive officer, to develop position descriptions for the board and for the chief executive officer, including the definition of limits to management’s responsibilities. Any responsibility which is not delegated to senior management or to a committee of the Board remains with the full Board.

The Board generally requires that all material transactions (those in excess of $1,500,000) receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. Any property acquisitions and significant exploration programs in excess of $1,500,000 also receive the approval of the plenary Board. The Company’s Manual includes provisions that deal with these and other related items.

Recruitment of New Directors and Assessment of Board Performance

Good governance policies require that (i) every board of directors of a listed corporation implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

As noted above, the Nominating and Governance Committee has developed a formal procedure for assessing and evaluating the effectiveness of committees as well as the Board as a whole. This function is carried out annually by or under the supervision of the Nominating and Governance Committee.

The following table sets forth the record of attendance of board and committee meetings by the Directors for the fifteen months fiscal period ended December 31, 2008.

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee
William P. Armstrong	7 of 8	6 of 6	1 of 1	5 of 6
David J. Copeland	4 of 8	Not applicable	Not applicable	Not applicable
T. Barry Coughlan (1)	8 of 8	Not applicable	1 of 1	6 of 6
Scott D. Cousens	6 of 8	Not applicable	Not applicable	Not applicable
Robert A. Dickinson	6 of 8	Not applicable	Not applicable	Not applicable
David Elliott (2)	8 of 8	6 of 6	Not applicable	6 of 6
Russell E. Hallbauer	8 of 8	Not applicable	1 of 1	Not applicable
Wayne Kirk (3)	8 of 8	5 of 6	1 of 1	Not applicable
Ronald W. Thiessen	8 of 8	Not applicable	Not applicable	Not applicable

(1)	Compensation Committee Chairman.
(2)	Audit Committee Chairman.
(3)	Nominating and Governance Committee Chairman.

Other Directorships

The section entitled "Election of Directors" in this Information Circular gives details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors. Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board has adopted an ethics policy which is available on the Company’s website and in addition has found that the fiduciary duties placed on individual directors by governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Nominating and Governance Committee recommended the nine current directors as nominees for election this year.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and committees. The Nominating and Governance Committee oversees an annual formal assessment of the Board and its committees. The Board is satisfied with the overall progress and corporate achievements of the Company and believes this reflects well on the Board and its practices.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

The Company has a Compensation Committee to assist the Board of Directors in carrying out its responsibilities relating to executive and director compensation. The Compensation Committee has the following duties, responsibilities and authority:

(a)

The Committee shall recommend to the Board of Directors the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees. The Committee shall review director compensation at least annually.

(b)

The Committee shall annually review the Company’s base compensation structure and the Company's incentive compensation, stock option and other equity-based compensation programs and recommend changes in or additions in such structure and plans to the Board of Directors as needed.

(c)	The Committee shall recommend to the Board of Directors the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

(d)	The Committee shall recommend to the Board of Directors the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company.

(e)

The Committee shall recommend to the Board of Directors annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and recommend incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

(f)	The Committee shall evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

(g)

The Committee shall periodically review with the Chairman and Chief Executive Officer their assessments of corporate officers and senior managers and succession plans, and make recommendations to the Board regarding appointment of officers and senior managers.

(h)	The Committee shall provide oversight of the performance evaluation and incentive compensation of non-Officer personnel providing services to the Company.

(i)	The Committee shall administer the Company's stock option and other equity based compensation plans and determine the annual grants of stock options and other equity based compensation.

(j)	The Committee shall recommend to the Nominating and Corporate Governance Committee the qualifications and criteria for membership on the Committee.

The Compensation Committee is composed of T. Barry Coughlan (the Committee Chairperson), William P. Armstrong and David Elliott, all of whom are independent directors. During the year, the committee met six times and proceedings were documented in the form of meeting minutes.

In this section “Named Executive Officer” (or “NEO”) means each of the following individuals:

(a)	the Chief Executive Officer (“CEO”);
(b)	the Chief Financial Officer (“CFO”);
(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2008.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company, although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company’s Compensation Committee receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;
(b)	motivating the short and long-term performance of these executives; and
(c)	better aligning their interests with those of the Company’s Shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international publications such as the annual PriceWaterhouseCoopers survey of mining industry compensation Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities.

The compensation of the Chief Executive Officer is approved annually by the Board of Directors.

Bonus Compensation

The executive officers of the Company have an opportunity to earn an annual bonus based on corporate and individual performance in the context of the overall performance of the Company. The Board considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses as recommended by the Compensation Committee. Bonuses are awarded at the discretion of Board. This purpose of the discretionary portion of the bonus is to motivate executives’ overall performance and their performance relating to matters that may not be addressed in the performance goals that each executive sets. The Board believes that every important aspect of executive performance is not capable of being specifically quantified in a predetermined objective goal. For example, events outside of the Company’s control may occur after the Company has established the executives’ performance goals for the year that require its executives to focus their attention on different or other strategic objectives.

In December 2008, the Board approved a bonus of $135,000 for Mr. Hallbauer, $84,000 for Mr. McManus, $60,000 for Mr. Jones and $66,000 for Mr. Battison for meeting various objectives and taking prompt and effective actions in managing an unexpected rapid decline in revenues as a result of a global deterioration of economic and credit activity in the latter part of 2008. In lieu of a cash payment for the bonus, Mr. Hallbauer was awarded 202,500 options to purchase commons shares at $1.00 per share expiring on December 10, 2013, Mr. McManus was awarded 126,000 options to purchase commons shares at $1.00 per share expiring on December 10, 2013, Mr. Jones was awarded 90,000 options to purchase commons shares at $1.00 per share expiring on December 10, 2013 and Mr. Battison was awarded 99,000 options to purchase commons shares at $1.00 per share expiring on December 10, 2013. The decision to grant options in lieu of cash derived from the Board’s decision to minimize cash expenditures in response to the rapid decline in the price of copper and molybdenum in the latter part of 2008.

Equity Participation

The Company has in place a share option plan dated for reference March 22, 2006, as amended March 15, 2007 (the “Plan”). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company, encourage the alignment of interests with its shareholders and foster their continued association with the Company.

The Company believes that encouraging its executives and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options vest on terms established by the Compensation Committee.

At least annually, the Compensation Committee reviews the grants of stock options to directors, management, employees and consultants.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Performance Graph

The following graph compares the total cumulative Shareholder return for $100 invested in Common Shares of the Company on September 31, 2003 with the cumulative total return of the TSX Composite Index on September 31, 2003 to December 31, 2008.

Notes: No dividends have been declared on the Company’s common shares.

Equity Participation – Option Based Awards

Long term incentives are comprised of stock options. The Black-Scholes method is used to value stock options. The Compensation Committee has been delegated the authority to grant stock options. Options are granted at other times of the year to individuals commencing employment with the Company. The exercise price for the options is set in accordance with the rules of the TSX and is based on the five-day volume weighted average closing price prior to the date of grant.

SUMMARY COMPENSATION TABLE

The summary table below lists the compensation paid to the NEOs during the Company’s twelve months ended December 31, 2008. Amounts are expressed in Canadian dollars unless otherwise noted.

				Non-equity incentive plan compensation
Name	Year(1)	Salary ($)	Option based awards ($)(9)	Annual incentive plans ($)	Long- term incentive plans ($)	Pension value ($)(7)	All Other Compensation ($)	Total Compensation ($)
Russell E. Hallbauer (2) (8) President and CEO	2008	500,000	94,336	Nil	Nil	56,670	Nil	651,006
Peter Mitchell (3) Chief Financial Officer	2008	87,500	968,959 (4)	Nil	Nil	5,917	Nil	1,062,376
Jeffrey R. Mason (2) (5) (8) Former CFO	2008	231,875	Nil	Nil	Nil	Nil	39,600 (6)	271,475
John W. McManus (2) (8) Senior VP of Operations	2008	280,000	395,977	Nil	Nil	4,817	Nil	680,794
Brian Battison (2) (8) VP of Corporate Affairs	2008	220,000	186,342	Nil	Nil	4,817	Nil	411,159
Scott Jones (2) (5) (8) VP of Engineering	2008	200,000	186,342	Nil	Nil	5,917	Nil	392,259

Notes:

1.	The reporting period presented in the table above is for the twelve months ended December 31, 2008.

2.

The salaries paid to Mr. Hallbauer, Mr. Mason, Mr. McManus, Mr. Battison and Mr. Jones for 2008 were paid by Hunter Dickinson Services Inc and were invoiced to the Company at cost. Commencing January 1, 2009, the salaries for Mr. McManus, Battison and Jones are paid directly by the Company.

3.

Mr. Mitchell was appointed Chief Financial Officer on September 15, 2008. The salary in the table above reflects the pro-rata portion of his annual base salary of $300,000 and is paid directly by the Company.

4.

On August 20, 2008, Mr. Mitchell was granted 375,000 options to purchase common shares at $2.95 expiring on August 20, 2013. These options were subsequently cancelled on December 4, 2008. On December 10, 2008, Mr. Mitchell was granted 575,000 options to purchase common shares at $1.00 expiring on December 10, 2013. The value reflected in the table above represents the Black-Scholes fair value of the options granted on August 20, 2008 and subsequently cancelled plus the options granted on December 10, 2008,

5.	Mr. Mason resigned as Secretary and Chief Financial Officer on June 30, 2008 and as a Director of the Company on July 14, 2008.

6.	These amounts relate to a one time payment of retirement benefits plan premium to Mr. Mason.

7.

Retirement benefits plan premium for Mr. Hallbauer reflect payments from January 1, 2008 to December 31, 2008. Retirement benefits plan premium payments for Mr. Mitchell, Mr. McManus, Mr. Battison and Mr. Jones are from December 1, 2008 to December 31, 2008.

8.

Due to the Company’s change in fiscal year end from September 30 to December 31, the following information below reflects the compensation paid to the NEOS for the fifteen months fiscal period ending December 31, 2008 which include Salary (A), Option based awards (B), Annual Incentive Plans (C), Pension value (D), Other Compensation (E) and Total Compensation (F) for the NEOs were as follows:
          Mr. Hallbauer (A) = $792,500, (B) = $1,586,841, (C) = $180,000, (D) = $56,670, (E) = Nil, (F) = $2,616,011
          Mr. Mason (A) = $258,389, (B) = $402,976, (C) = Nil, (D) = Nil, (E) = Nil, (F) =$661,365
          Mr. McManus (A) = $382,500, (B) = $961,678, (C) = $50,000, (D) = Nil, (E) = Nil, (F) =$1,394,178
          Mr. Jones (A) = 267,500, (B) = $454,993, (C) = $30,000, (D) = Nil, (E) = Nil, (F) =$752,493
          Mr. Battison (A) = 275,000, (B) = $186,342, (D) = Nil, (E) = Nil, (F) =$461,342

9.

The options granted in the 2008 financial year were granted pursuant to the Stock Option Plan. (See section on Long Term Incentives – Stock Option Plan). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate. The Black-Scholes grant date fair value for awards granted on December 10, 2008 was 47% of the option exercise price.

10.	There were no share-based payments awarded during the period presented.

Incentive Plan Awards – Option-based Awards

The Company only currently has an option-based awards plan and does not have any share based awards plan. The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2008, for each NEO:

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(2)
Russell E. Hallbauer (1)	780,000 202,500	1.15 1.00	September 28, 2010 December 10, 2013	0 0
Peter Mitchell	575,000	1.00	December 10, 2013	0
Jeffrey R. Mason	50,000 40,000 165,000 135,000	2.18 2.63 3.07 4.50	March 28, 2011 March 28, 2011 February 24, 2012 February 24, 2012	0 0 0 0
John W. McManus	215,000 850,000	1.15 1.00	September 28, 2010 December 10, 2013	0 0
Brian Battison	20,000 400,000	2.07 1.00	September 28, 2010 December 10, 2013	0 0
Scott Jones	50,000 400,000	2.07 1.00	September 28, 2010 December 10, 2013	0 0

Notes:

1.

Subsequent to December 31, 2008, options to purchase 1,250,000 Common Shares at an exercise price of $1.15 per Share expiring on January 12, 2014 and 587,500 Common Shares at an exercise price of $1.71 per Share expiring on April 21, 2014 were granted to Mr. Hallbauer.

2.

The value at December 31, 2008 is calculated by determining the difference between the closing price of the Company’s common shares at December 31, 2008 ($0.71/share) underlying the option on the TSX and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plan (value vested or earned) during the twelve months ended December 31, 2008, for each NEO:

Name	Option based awards – Value vested during the year ($) (1) (2)	Non-equity incentive plan compensation – Value earned during the year ($)
Russell E. Hallbauer	483,750	Nil
Peter Mitchell	18,750	Nil
Jeffrey R. Mason	212,850	Nil
John W. McManus	119,750	Nil
Brian Battison	35,317	Nil
Scott Jones	188,550	Nil

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

(2)

Due to the Company’s change in fiscal year end from September 30 to December 31, the options based awards – value vested for the fifteen months fiscal period ending December 31, 2008 for the NEOs would be as follows: Mr Hallbauer - $523,750, Mr. Mitchell - $18,750, Mr. Mason - $223,650, Mr. McManus - $130,550, Mr. Battison - $67,817 and Mr. Jones - $195,750

Stock Option Plan

The Company has in place a share option plan dated for reference March 22, 2006, as amended March 15, 2007 (the “Plan”). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company, encourage the alignment of interests with its shareholders and foster their continued association with the Company.

The Company believes that encouraging its executives and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives and vest on terms established by the Compensation Committee. At least annually, the Compensation Committee reviews the grants of stock options to directors, management, employees and consultants. Options have been granted in prior years taking into account competitive compensation factors and the belief that options help align the interests of such persons with the interests of Shareholders.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Eligible Optionees

To be eligible for the issuance of a stock option under the Plan, an Optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted. Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an option grant.

Material Terms of the Plan

Please refer to the Section “Securities Authorized For Issuance Under Equity Compensation Plans”.

PENSION PLAN BENEFITS

The Company has established a retirement compensation arrangement entitled the Taseko Mines RCA Trust (“RCA Trust”) to provide benefits to Mr. Hallbauer, Mr. Mitchell, Mr. McManus, Mr. Battison and Mr. Jones on or after retirement and in recognition of their long service. The RCA Trust is a registered defined contribution pension plan under the Income Tax Act. The account balances under the RCA Trust are invested in accordance with the individual participants’ election from the investment options offered by the Trust. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.

Name	Accumulated Value at January 1, 2008 ($)	Compensatory ($)	Non-compensatory ($)	Accumulated value at December 31, 2008 ($)
Russell E. Hallbauer	Nil	56,670	Nil	56,670
Peter Mitchell	Nil	5,917	Nil	5,917
John W. McManus	Nil	4,817	Nil	4,817
Brian Battison	Nil	4,817	Nil	5,917
Scott Jones	Nil	5,917	Nil	5,917

Notes: Retirement benefits plan premium for Mr. Hallbauer reflect payments from January 1, 2008 to December 31, 2008. Retirement benefits plan premium payments for Mr. Mitchell, Mr. McManus, Mr. Battison and Mr. Jones are from December 1, 2008 to December 31, 2008.

TERMINATION AND CHANGE IN CONTROL BENEFITS

Written employment contracts are in place between the Company and Peter Mitchell (dated September 15, 2008), John McManus (dated March 10, amended), Brian Battison (dated February 28, 2008, as amended) and Scott Jones (dated February 21, 2008, as amended). Under these agreements, Messrs. Mitchell, McManus, Battison and Jones are required to work full time for the Company and are eligible to receive stock options and a performance based bonus at the discretion of the Compensation Committee and the Board and other standard benefits made available by the Company. Under their agreements an amount equal to 12 months, in case of Mr. Mitchell, and nine months in the case of Messrs. McManus, Battison and Jones, salary is payable in the event of a termination without cause otherwise than in connection with a change of control as discussed below. Russell Hallbauer, the President and CEO of the Company, is currently employed by Hunter Dickinson Services Inc. (“HDSI”) and provides services to the Company under the terms of the corporate services agreement dated June 1, 2008 between the Company and HDSI. Please see “Management Contracts”.

Under the above-referenced agreements with Messrs. Mitchell, McManus, Battison and Jones, in the event of a change of control of the Company, if a termination without cause or a resignation occurs within 12 months following the change of control, Mr. Mitchell is entitled to receive, among other things, an amount equal to 30 months salary and accrued bonus, Mr. McManus is entitled to receive, among other things, an amount equal to 30 months salary and accrued bonus Mr. Battison is entitled to receive, among other things, an amount equal to 24 months salary and accrued bonus and Mr. Jones is entitled to receive, among other things, an amount equal to 24 months salary and accrued bonus, and all stock options held by these individuals will fully vest. The Company has also entered into a change of control agreement with Russell Hallbauer, the President and CEO of the Company dated March 17, 2009. Under this agreement, Mr. Hallbauer is entitled to receive, among other things, an amount equal to 32 months salary and accrued bonus, and all stock options held by Mr. Hallbauer will fully vest., Please see “Executive Compensation”.

The estimated incremental payments from the Company to each of NEOs on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a change of control, assuming the triggering event occurred on December 31, 2008, are as follows:

NEO		Termination Without Cause	Change of Control
Russell Hallbauer	Salary	288,461	$1,333,334
	Bonus	Nil	$135,000
Peter Mitchell	Salary	$300,000	$750,000
	Bonus	Nil	Nil
John McManus	Salary	$210,000	$700,000
	Bonus	Nil	$84,000
Brian Battison	Salary	$165,000	$440,000
	Bonus	Nil	$66,000
Scott Jones	Salary	$150,000	$400,000
	Bonus	Nil	$60,000

Except as outlined above, there are no contracts, agreements, plans or arrangements that provide for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

DIRECTOR COMPENSATION

Each director of the Company, who is not an executive officer, but a independent director (namely, William Armstrong, T. Barry Coughlan, David Elliott, Wayne Kirk) are paid an annual director’s fee of $50,000, plus an additional fee of $7,500 for the Audit Committee Chairperson, and $3,000 for other Committee Chairpersons. Executive officers do not receive additional compensation for serving as directors. Directors who are affiliated with Hunter Dickinson Services Inc. (“HDSI”) are paid a fee through HDSI for their services based on time spent on the Company’s matters during the year.

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s twelve months ended December 31, 2008 is:

Name of Director	Fees earned ($)(2) (7)	Option-based awards ($)(6) (7)	All other compensation ($)(7)	Total ($)(7)
William Armstrong	50,000	239,824	–	289,824
David Copeland(1)	–	239,824	–	239,824
Barry Coughlan (3)	56,000	239,824	–	295,824
Scott Cousens(1)	125,523	239,824	–	365,347
Robert Dickinson(1)	123,252	239,824	–	363,076
David Elliott(4)	57,500	239,824	–	297,324
Wayne Kirk(5)	60,500	239,824	–	300,324
Ronald Thiessen(1)	178,771	340,940	–	519,711

Notes:

(1)	Director of Hunter Dickinson Services Inc. Fees for Mr. Cousens, Mr. Dickinson and Mr. Thiessen are paid by Hunter Dickinson Services Inc. and invoiced to the Company at cost.
(2)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees and chairman fees. The Company does not pay committee fees or meeting fees.
(3)	Compensation Committee Chairman
(4)	Audit Committee Chairman
(5)	Governance and Nominating Committee Chairman. Mr. Kirk also chaired a Special Committee during the year of which he was paid a fee of $7,500.
(6)	The dollar amount based on the grant date fair value of the award for a covered financial year.
(7)

Due to the Company’s change in fiscal year end from September 30 to December 31, the following information below reflects the compensation paid to directors for the fifteen months fiscal period ending December 31, 2008 which include Fees Earned (A), Option based awards (B), All other compensation (C) and Total Compensation (D) as follows:
          Mr. Armstrong (A) $58,000, (B) = $239,824, (C) = Nil, (D) = $297,824
          Mr. Copeland (A) Nil, (B) = $239, 824, (C) = Nil, (D) = $239,824
          Mr. Coughlan (A) $68,000, (B) = $239,824, (C) = Nil, (D) = $307,824
          Mr. Cousens (A) $149,710, (B) = $239,824, (C) = Nil, (D) = $389,534
          Mr. Dickinson (A) $147,440, (B) = $239,824, (C) = Nil, (D) = $387,264
          Mr. Elliott (A) $70,000, (B) = $239,824, (C) = Nil, (D) = $309,824
          Mr. Kirk (A) $72,500, (B) = $239,824, (C) = Nil, (D) = $312,324
          Mr. Thiessen (A) $226,724, (B) = $340,940, (C) = Nil, (D) = $567,664

The following table sets out all option-based awards outstanding as at December 31, 2008, for each director.

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price($)	Option expiration date	Value of unexercised in-the-money options ($)(3)
William Armstrong(1)	Nil	Nil	Nil	Nil
David Copeland(1)	50,000	2.18	March 28, 2011	Nil
Barry Coughlan(1)	17,000	2.18	March 28, 2011	Nil
Scott D. Cousens(1)	50,000	2.18	March 28, 2011	Nil
Robert A. Dickinson(1)	50,000	2.18	March 28, 2011	Nil
David Elliott(1)	50,000	2.18	March 28, 2011	Nil
Wayne Kirk(1)	50,000	2.18	March 28, 2011	Nil
Ronald Thiessen(2)	75,000	2.18	March 28, 2011	Nil

Notes:

(1)

Subsequent to December 31, 2008, options to purchase 100,000 Common Shares at an exercise price of $1.15 per Share expiring on January 12, 2014 and 101,000 Common Shares at an exercise price of $1.71 per Share expiring on April 21, 2014 were granted to Mr. Armstrong, Copeland, Coughlan, Cousens, Dickinson, Elliott, and Kirk.

(2)

Subsequent to December 31, 2008, options to purchase 125,000 Common Shares at an exercise price of $1.15 per Share expiring on January 12, 2014 and 170,000 Common Shares at an exercise price of $1.71 per Share expiring on April 21, 2014 were granted to Mr. Thiessen.

(3)

The value at December 31, 2008 is calculated by determining the difference between the closing price of the Company’s common shares at December 31, 2008 ($0.71/share) underlying the option on the TSX and the exercise price of the options.

The following table sets out all incentive plan (value vested or earned) during the year ended December 31, 2008, for each director.

Name	Option based awards – Value vested during the year ($)(1)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
William Armstrong	139,350	Nil
David Copeland	152,650	Nil
Barry Coughlan	152,650	Nil
Scott D. Cousens	152,650	Nil
Robert A. Dickinson	152,650	Nil
David Elliott	152,650	Nil
Wayne Kirk	152,650	Nil
Ronald Thiessen	260,150	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at the vesting date and the exercise price of the option.

(2)

Due to the Company’s change in fiscal year end from September 30 to December 31, the options based awards – value vested for the fifteen months fiscal period ending December 31, 2008 for the directors would be as follows: Mr. Armstrong - $139,350, Mr. Copeland - $157,450, Mr. Coughlan - $157,450, Mr. Cousens - $157,450, Mr. Dickinson - $157,450, Mr. Elliott - $157,450, Mr. Kirk - $157,450 and Mr. Thiessen - $267,350.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

In order to provide a non-cash incentive for directors, officers, employees and other service providers whose ongoing efforts are critical to the success of the Company, the directors adopted a Share Option Plan (the “Option Plan”) which shareholders were asked to ratify and approve at the Company’s annual meeting in 2006. Shareholders did so and certain amendments were subsequently ratified at the company’s annual meeting in March, 2007. Under the policies of the TSX, the continuation of the Option Plan requires shareholder approval at every third annual meeting of the Company, by ordinary resolution.

Under the Option Plan, a maximum of 10% of the issued and outstanding common shares of the Company may be reserved for issuance in the Option Plan. Options up to this limit may be granted at the discretion of the Company’s board of directors to eligible optionees (the “Optionees”). This type of Option Plan is called a “rolling” plan because as options are exercised, the base of outstanding issued shares on which the 10% applies, increases.

At the date of the mailing of this Information Circular, options to purchase an aggregate of 11,329,384 Common Shares were outstanding, representing approximately 6.5% of Common Shares outstanding.

The Board is of the view that the Option Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees by offering competitive compensation relative to other companies in the industry.

The material terms of the Option Plan are:

The exercise price of an option will be set by the Board at the time such option is allocated under the Option Plan, and cannot be less than the Market Price, calculated on the day before the grant. Market Price, as defined under the Option Plan and rules of the TSX, is based on the five day volume weighted average trading price (“VWAP”) of the Common Shares, which is calculated by dividing the total value of the securities traded for the relevant period by the total volume. Where appropriate, the TSX may exclude special terms trades from the calculation.

An Optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted. Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an option grant.

An option may be exercisable for a maximum of 10 years from the effective date.

Options may be granted subject to certain requirements such as remaining with the Company for a period after the grant. These conditions are called “vesting conditions”. Vesting of options is at the discretion of the Board, and will generally be subject to:

(i)

the service provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; and/or

(ii) remaining as a Director of the Company or any of its subsidiaries or affiliates during the vesting period.

No option may be exercised after the service provider has left the employ/office or has been advised his services are no longer required or his service contract has expired, except as follows:

(a)

in the case of the death of an optionee, any vested option held by him at the date of death will remain exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

(b)

vested options normally expire 90 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and all unvested options shall immediately terminate without right to exercise same;

(c)

in the case of an optionee being dismissed from employment or service for cause, such optionee’s options, whether or not vested at the date of dismissal will immediately terminate without right to exercise them;

(d)

in the event of a change of control occurring, options granted to directors and officers which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the change of control; and

(e)

in the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, options granted which are subject to a vesting provision shall be deemed to have vested on the date of Meeting upon which the director is not re-elected.

All outstanding but unvested options will vest immediately prior to completion of a successful take over-bid (as defined in applicable securities legislation) so as to allow the holders to tender the underlying Common Shares to such bid.

If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 9 business days of the expiry of a black out, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

Subject to provisions of the Option Plan, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable.

With respect to the amendment of the Option Plan, none of the following actions will become effective without first obtaining disinterested shareholder approval:

(i)	Common Shares being issuable to insiders under the Option Plan, when combined with all of the Company’s other share compensation arrangements, exceeding 10% of the outstanding Common Shares;

(ii)

Common Shares being issuable to insiders under the Option Plan, when combined with all of the Company’s other share compensation arrangements, exceeding 10% of the outstanding Common Shares in any 12 month period; and

(iii)	a reduction in the exercise price of an option to an insider or an extension of the term of an option granted hereunder benefiting an insider.

Subject to any necessary TSX approval, the Board may in its absolute discretion, and for avoidance of doubt, without further shareholders approval, amend or modify the Option Plan or any option granted as follows:

(1)	it may make amendments which are of a typographical, grammatical or clerical nature;

(2)	it may change the vesting provisions of an option granted under the Option Plan;

(3)	it may change the termination provision of an option granted under the Option Plan which does not entail an extension beyond the original expiry date of such option;

(4)	it may add a cashless exercise feature payable in cash or Common Shares which provides for a full deduction of the number of underlying Common Shares from the shares reserved under the Option Plan;

(5)	it may make amendments necessary as a result in changes in securities laws applicable to the Company;

(6)

if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(7)	it may make such amendments as reduce, and to not increase, the benefits of the Option Plan to service providers.

Equity Compensation Plan Information

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2008.

	Number of securities to be issued upon exercise of outstanding options, under equity compensation plans	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Option Plan)	7,817,718	$1.33	7,500,993
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	7,817,718	$1.33	7,500,993

Note:

(1)

Since December 31, 2008 options have been granted to directors and employees to purchase 2,175,000 Common Shares at an exercise price of $1.15 expiring on January 12, 2014 and 1,580,500 Common Shares at an exercise price of $1.71 expiring on April 21, 2014.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2008, or has any interest in any material transaction in the current year other than as set out herein or in a document disclosed to the public.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

Hunter Dickinson Services Inc. (“HDSI”) is a private company owned equally by eight public companies, one of which is the Company. HDSI has certain directors in common with the Company and HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008 (the “Agreement”).

Pursuant to the Agreement an aggregate of approximately $8.9 million was paid directly by the Company to HDSI for services rendered during the fifteen months fiscal period ended December 31, 2008.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	To elect directors for the Company for the ensuing year.

2.	To appoint the auditor for the Company for the ensuing year.

3.	To approve amendments to the Share Option Plan as described below.

Share Option Plan

The TSX requires listed issuers to seek shareholder approval for the renewal of any unallocated entitlements under a rolling plan at every third annual meeting of the Company by ordinary resolution. The Option Plan was approved by shareholders at the annual general meeting held in 2006. See heading “Securities Authorized for Issuance Under Equity Compensation Plans” for disclosure and material terms of Option Plan. Accordingly, the Board is requesting that shareholders ratify and approve the Option Plan for a further three years. In addition a minor amendment is being made to the Plan in order to clarify what amendments can be made to the Plan without Shareholders approval. These types of amendments are listed items 1-7 on pages 27-28.

All previously allocated options will continue unaffected by approval or disapproval of the resolution.

If shareholders fail to approve the resolution for the renewal of the Option Plan, the Company will not be in a position to grant further options and all previously granted options will not be available for re-allocation if the options are cancelled prior the exercise.

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

“Resolved that:

a.	the currently available and unallocated options issuable pursuant to the Option Plan are hereby approved and authorized until June 16, 2012;

b.

the Option Plan is hereby continued as amended by the limited right of the directors to amend it as described in the Information Circular, subject to the requirement that the Option Plan be again submitted to shareholders of the Company for approval by no later than the June 16, 2012 annual general meeting of the shareholders of the Company or such earlier date as required by the policies of the TSX;

c.	the Company has the ability to continue granting options under the Option Plan on a 10% of issued Common Shares rolling basis from the date shareholder approval is obtained;

d.	1,580,500 options granted in April 2009, at a price of $1.71, expiring on April 21, 2014 be ratified; and

e.

any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give full effect to the intent and purpose of this resolution.

The Board recommends that shareholders vote in favour of the continuation of this resolution.

A copy of the Option Plan can be obtained by contacting the Company. A copy will also be available at the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s annual information circular and in the audited financial statements for the years ended December 31, 2008, the auditor’s report thereon and related management discussion and analysis filed on www.sedar.com. Copies of the Company’s most current interim financial statements and related management discussion and analysis, and additional information may be obtained from www.sedar.com and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, May 13, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“Russell Hallbauer”

Russell Hallbauer
President and Chief Executive Officer